Exhibit 1

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

December 20, 2006
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS ANNOUNCES 2007 GUIDANCE

Calgary, Alberta - Enerplus Resources Fund (the "Fund" or "Enerplus") today announced its capital spending plans for 2007 including guidance on a number of key metrics and an estimate of current tax pools.

2007 Budget Highlights

•
Enerplus expects production volumes will remain essentially flat year-over-year, averaging 85,000 BOE/day during 2007. As a result of the timing of our capital expenditures, we expect to achieve an exit rate of 86,000 BOE/day.

•
Planned capital expenditures are $410 million and we expect to bring new production on stream with costs in line with 2006 levels of approximately $25,000/BOE/day assuming limited inflation year-over-year.

•	Operating costs are expected to average approximately $8.45 per BOE.

Production Volumes

As a result of our capital spending activities, we are targeting average daily production volumes of 85,000 BOE per day, offsetting natural production declines. Approximately 65% of our production volumes will be operated by Enerplus. Annual maintenance and facility activities during the second and third quarters will result in a decrease in production volumes during these periods but volumes are expected to increase to 86,000 BOE/day as we exit 2007. These estimates do not reflect any acquisition or divestment activity that may occur as a normal part of our business.

Capital Program

Our capital development spending is targeted at $410 million in 2007 and will be the second largest capital development program in Enerplus’ history. Our spending will continue to be focused on resource play development which allows for repeatable, scaleable development with little geologic risk. We expect to invest approximately $84 million in long-term opportunities which are not expected to add significant production in the current year but will further position us for attractive production and reserve additions in the years ahead. This long-term capital is approximately 20% of our total capital budget and will include investments in the oil sands, land, seismic and higher risk exploratory drilling.

Capital will be split 66% toward crude oil development and 34% toward natural gas based projects and development. This allocation is reflective of the relative economics in place for our crude oil versus natural gas projects and could be reallocated during the year depending upon fluctuations in commodity prices, our price outlook and service costs.

Approximately 65% of our spending will be directed to our operated properties, with the remaining 35% directed to our non-operated properties. Through this spending, we expect to drill approximately 684 gross development wells (284 net wells), with roughly 35% of the net wells focused on crude oil and 65% focused on natural gas.

Our 2007 capital program is detailed below:

Activity	Spending ($millions	)

Resource Plays (shallow gas, waterfloods, Bakken oil, CBM)	$171
Other Conventional Oil & Gas	$155
Long-Term Opportunities
Oil Sands - SAGD	$27
Oil Sands - Mining	$13
Land & Seismic	$15
Exploration	$29

Total Capital	$410

We expect to finance this spending through a combination of cash flow and debt. The precise percentages will be dependent on a number of factors including, but not limited to, commodity prices, equity market performance, operational performance and potential acquisitions.

As a result of the continued technical analysis of our asset base, we currently have identified four to five years of internal development activity on our conventional assets, prior to any acquisitions or oil sands development. Our investment in the oil sands will also provide further development opportunities beyond our conventional program for the longer-term.

Operating Costs

We anticipate a slight increase in operating costs in 2007 as a result of an increasing number of wells, increasing watercuts and general cost escalation. As a result, we expect costs to average $8.45/BOE.

Taxes

The following table summarizes our December 31, 2006 estimate of tax pools at both the trust and operating company level. These estimates are based on internal estimates only and are being provided for information purposes only. The tax pool estimates have not been verified by any governmental or regulatory body. Enerplus will provide final year end tax pool information within our 2006 Annual Information Form which may be different from those figures listed below.

Trust Tax Pools	$500 million
Operating Company Tax Pools
CDE	$300 million
UCC	$400 million
Other (tax losses, etc.)	$400 million
US Tax Pools	$150 million
COGPE	$50 million

Total Tax Pools	$1,800 million

For further information, please contact our Investor Relations Department at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Many of these risks and uncertainties are described in Enerplus' Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Resources Fund